UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.9)*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o	Rule 13d-1(b)

o	Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

Jiping Liu

2	Check the Appropriate Box if a Member of a Group

(a)	o

(b)	o

3	SEC Use Only

4	Citizenship or Place of Organization

People’s Republic of China

	5	Sole Voting Power
		1,703,446 ordinary shares. See Item 4.

Number of	6	Shared Voting Power

Shares		0
Beneficially

Owned by

Each
Reporting	7	Sole Dispositive Power
Person With:
		1,703,446 ordinary shares. See Item 4.

	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,703,446 ordinary shares. See Item 4.

10	Check if the Aggregate Amount in Row (9)

Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9)

6.0%. See Item 4.

12	Type of Reporting Person

IN

1	Names of Reporting Persons

Maestro Investment Holdings Limited

2	Check the Appropriate Box if a Member of a Group

(a)	o

(b)	o

3	SEC Use Only

4	Citizenship or Place of Organization

British Virgin Islands

	5	Sole Voting Power
		0

	6	Shared Voting Power
Number of		0
Shares
Beneficially
Owned by
Each	7	Sole Dispositive Power
Reporting

Person With:		0

	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9)

0.0%. See Item 4.

12	Type of Reporting Person

CO

Item 1(a).	Name of Issuer:
iClick Interactive	Asia Group Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
15/F, Prosperity Millennia Plaza
663 King’s Road, Quarry Bay
Hong Kong S.A.R.
Item 2(a).	Name of Person Filing:
Jiping Liu
Maestro Investment Holdings Limited
Item 2(b).	Address of Principal Business Office, or, if none, Residence:
Jiping Liu
ABM Chambers, Columbus Centre
Road Town, Tortola
British Virgin Islands
Maestro Investment Holdings Limited
ABM Chambers, Columbus Centre
Road Town, Tortola, VG1110
British Virgin Islands
Item 2(c).	Citizenship:
Jiping Liu	— People’s Republic of China
Maestro Investment Holdings Limited — British Virgin Islands
Item 2(d).	Title of Class of Securities:
Class A ordinary shares, par	value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary
Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each
Class A Ordinary Share is entitled to one vote per share.
Item 2(e)	CUSIP No.:
G47048 106
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

			Sole Power			Shared
			to	Shared	Sole Power to	Power to
	Amount	Percent	Vote or	Power	Dispose or to	Dispose or to
	Beneficially	of	Direct	to Vote or to	Direct the	Direct the
Reporting Person:	Owned:	Class:(1)	the Vote:	Direct the Vote:	Disposition of:	Disposition of:
Jiping Liu	1,703,446 (2)	6.0%	1,703,446 (2)	0	1,703,446 (2)	0
Maestro Investment Holdings Limited (3)	0	0.0%	0	0	0	0

(1)

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 28,584,491 ordinary shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, outstanding as of September 30, 2019, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019.

(2)	Includes 1,703,446 Class A Ordinary Shares held by Mr. Jiping Liu.

(3)	Mr. Jiping Liu is the sole director of Maestro Investment Holdings Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Jiping Liu	/s/ Jiping Liu
Maestro Investment Holdings Limited	By:	/s/ Jiping Liu
	Name:	Jiping Liu
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement